LARGO INC.

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario

M5X 1G5 Canada

VIA EDGAR

January 13, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cheryl Brown

Re:	Largo Inc.
Registration Statement on Form F-3 (File No. 333-292609)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Largo Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-referenced Registration Statement on Form F-3 (the "Registration Statement") so that the Registration Statement will be declared effective as of 4:01 p.m. Eastern time, on January 15, 2026, or as soon as practicable thereafter. The Company hereby authorizes Lisa R. Reidy or Thomas M. Rose, both of whom are attorneys at the Company's outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Ms. Reidy at (757) 932-9229 or Mr. Rose at (757) 687-7715.

Thank you for your assistance in this matter.

Sincerely,

Largo Inc.

/s/ Daniel Tellechea
Name:	Daniel Tellechea
Title:	Co-Chief Executive Officer

cc (via email):	J. Alberto Arias, Co-Chief Executive Officer, Largo Inc. Diogo Silva, Chief Financial Officer, Largo Inc. Thomas M. Rose, Troutman Pepper Locke LLP Lisa R. Reidy, Troutman Pepper Locke LLP